Exhibit 11

LEGALITY OF SECURITIES OPINION

[Letterhead of The Vanguard Group, Inc.]

April 9, 2013

Board of Trustees
Vanguard Municipal Bond Funds
Post Office Box 2600
Valley Forge, PA 19482-2600

Ladies and Gentlemen:

I have acted as counsel to Vanguard Municipal Bond Funds, a Delaware statutory trust (the “Trust”), in connection with that certain Agreement and Plan of Reorganization (the “Plan”) by and between the Trust, on behalf of its series, Vanguard Long-Term Tax-Exempt Fund (the “National Fund”), and Vanguard Florida Tax-Free Funds (the “Florida Trust”), on behalf of its series, Vanguard Florida Focused Long-Term Tax-Exempt Fund (the “Florida Fund”), which provides for the reorganization of the Florida Fund with and into the National Fund (the “Transaction”). While acting in this capacity, I have acquired a general familiarity with the Trust’s business operations, practices, and procedures.

Pursuant to the Plan, all of the assets of the Florida Fund will be transferred to the National Fund and the National Fund will assume all of the liabilities of the Florida Fund. The Trust will then issue Investor and Admiral Shares of the National Fund to the Florida Fund and the Florida Fund will distribute the Investor and Admiral Shares to shareholders holding Investor Shares and Admiral Shares, respectively, of the Florida Fund. The value of each Florida Fund shareholder’s account with the National Fund after the Transaction will be the same as the net asset value of such shareholder’s account with the Florida Fund immediately prior to the Transaction.

In connection with the preparation of this opinion, I have examined originals, certified copies, or copies identified to me as being true copies, of various trust documents and records of the Trust and the Florida Trust, as well as such other instruments, documents, and records as I have deemed necessary in order to render this opinion. I have assumed the genuineness of all signatures, the authenticity of all documents provided to me, and the correctness of all statements of fact made in those documents.

The opinion expressed below is based on the assumption that a Registration Statement on Form N-14 with respect to the Investor Shares and Admiral Shares of the National Fund to be issued to shareholders of the Florida Fund pursuant to the Plan, as described above (the “National Fund Shares”), will have been filed by the Trust with the Securities and Exchange Commission and will have become effective before the Transaction occurs.

Based on the foregoing, I am of the opinion that the National Fund Shares are duly authorized and, when issued by the Trust to the Florida Fund and subsequently distributed to the shareholders of the Florida Fund in accordance with the terms and conditions of the Plan, will be legally issued, fully paid, and non-assessable.

I hereby consent to the filing of this opinion with and as a part of the Registration Statement.

Very truly yours,

/s/ Natalie Bej

Natalie Bej
Principal
Legal Department